Exhibit 99.3

NICE Situator Selected by ProRail for Security, Safety and
Operations Management

NICE is partnering with Geodan to deploy an integrated security solution for improved incident responses, which is also expected to decrease downtime caused by accidents

RA’ANANA, ISRAEL, May 13, 2013 – NICE Systems (NASDAQ: NICE) today announced that ProRail, the government agency responsible for rail infrastructure in the Netherlands, is deploying NICE Situator to help identify, verify and manage security, safety, and operations in real time. The solution will also be instrumental in post-event investigation, analysis and the ongoing evaluation of event handling. NICE is partnering with Geodan, an expert in GIS and crisis management systems, to implement this project.

From a single, centralized control room, ProRail will be able to manage tens of thousands of incidents a year across the Netherland’s rail systems, including on-track malfunctions, fire incidents and other crisis situations. With NICE Situator’s automated and semi-automated tools, together with predefined response plans, security operators will be able to rapidly and effectively respond to unfolding events as they occur. This is expected to enable ProRail to substantially decrease operational downtime caused by accidents. Hundreds of ProRail employees from across the organization will play a role in the operation of the system and will benefit from improved communication, collaboration, and information sharing.

With the ability to identify, verify and respond to events in real time, the NICE-Geodan solution will enable ProRail to mitigate risk and improve operations. Since the solution can integrate with existing and new systems, ProRail is able to leverage its current infrastructure and enjoy a lower total cost of ownership.

“We are proud to be teaming up with market leader NICE Systems to provide ProRail with this comprehensive solution, which has been uniquely customized to address its specific needs,” said Henri van Mil, Director at Geodan. “We also recognize the value that this solution could bring for seaports, airports, government bodies, and other local organizations that are responsible for managing critical assets and infrastructure.”

“Handling incidents faster and more efficiently is a high priority within the rail sector, as our ultimate goal is to provide our customers with safe and reliable transport. The joint solution offered by NICE and Geodan allows us to unify and centralize operations,” said Hans Smits, Director of Incident Management at ProRail. “This means that we can provide all stakeholders with a single picture of the situation, quickly inform relevant parties, and make the right decisions faster."

“The ProRail deployment highlights the many facets of our advanced situation management technology, including its ability to help organizations respond quicker and more efficiently to unfolding incidents,” said Yaron Tchwella, President of the NICE Security Group. “The scope and complexity of this project is also a testament to our leadership in the European security market, particularly in the public transit sector.

About Geodan
Geodan is the leading Dutch-based GIS solutions provider with a strong focus on the use of GIS technology in incident and crisis management. Geodan has over 28 years of experience in GIS innovation. It has developed the ‘common operational picture’ and ‘net-centric working’ principles into practical solutions for incident and crisis management situations. www.geodan.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.